GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road

Greenwood Village, CO 80111

June 17, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great-West Life & Annuity Insurance Company (“Great-West”)

Variable Annuity-2 Series Account (the “Registrant”)

Initial Registration Statement on Form N-4 for the [             Variable Annuity]

File Nos. 811-05817 & 333-

Commissioners:

On behalf of Great-West and the above-named Registrant, filed herewith is one electronically formatted copy of the above-captioned initial registration statement (“Registration Statement”) under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”).

To facilitate the Commission staff’s review of the Registration Statement, we are providing a courtesy copy of this letter and the Registration Statement to Mr. Patrick Scott in the Division of Investment Management, Disclosure Review Office No. 3. Capitalized terms in this letter have the same meaning as the defined terms in the prospectus filed as part of the Registration Statement.

I. Registration Statement

Registrant is filing the Registration Statement for the purposes of registering a new individual flexible premium variable annuity contract, known as the [             Variable Annuity] (the “Contract”), with guaranteed lifetime withdrawal benefit riders (the “GLWB Riders”) to be issued by Great-West through the Registrant, a separate account of Great-West registered as a unit investment trust under the 1940 Act (file no. 811-05817) (together, “[             Variable Annuity]”).

II. Request for Selective Review

Registrant respectfully requests selective review of the Registration Statement pursuant to Securities Act Release No. 6510 (Feb. 15, 1984) (the “1984 Release”). Registrant notes that the Commission staff has encouraged registrants to request selective review of their filings pursuant to the 1984 Release (1996 Industry Comment Letter at p. 6, par. D.1). The 1984 Release states that the Commission staff will try to notify each registrant promptly concerning what level of review will be accorded their filing. The 1984 Release further states that the staff expects to notify registrants concerning the status of their filings within ten calendar days of the filing date.

In support of its request, Registrant notes that the prospectus disclosure resulting from the [             Variable Annuity] Contract is identical in all material respects, except as noted in Part III below, to Registrant’s individual flexible premium variable annuity contract and guaranteed lifetime withdrawal benefit riders previously registered under Securities Act file no. 333-203262 (“Smart Track II - 5 Year”), filed with the SEC on April 21, 2016. The Smart Track II - 5 Year registration statement has been reviewed by Commission staff and is currently effective.

Accordingly, Registrant respectfully submits that the Commission staff can focus its review on the disclosure changes detailed in Part III below, and that, to the extent the staff has reviewed the existing disclosures, it will already be familiar with the features described in the prospectus. For the convenience of the staff, Registrant is providing a courtesy copy of the [             Variable Annuity] prospectus, which is marked to show the changes from the Smart Track II - 5 Year prospectus, to Mr. Patrick Scott of the Division of Investment Management, Disclosure Review Office No. 3.

III. Summary of Material Changes

Differences between Smart Track II - 5 Year and the [             Variable Annuity]

The [             Variable Annuity] updates certain contractual features and prospectus disclosures, as outlined below. The following is a summary of the material differences between Smart Track II - 5 Year and the [             Variable Annuity].

1. Removal of the Withdrawal Charge.  Unlike Smart Track II - 5 Year, the [             Variable Annuity] will have no Withdrawal Charge. All references to the Withdrawal Charge have been removed.

2. Withdrawals to pay consultant fees.  Unlike Smart Track II - 5 Year, the [             Variable Annuity] will permit Withdrawals of Annuity Account Value to pay investment manager or financial advisor fees without causing an Excess Withdrawal, subject to the disclosed limitations.

3. Death Benefit Changes.  While Smart Track II - 5 Year has only one Death Benefit (Return of Premium), the [             Variable Annuity] will offer Return of Account Value as the default Death Benefit, and will offer Return of Premium Death Benefit as an optional endorsement to the Contract.

4. Removal of one of the four Guaranteed Lifetime Withdrawal Benefit Riders (“GLWB Riders”).  While Smart Track II - 5 Year offers a total of four GLWB Riders, including the T-Note Tracker GLWB Rider, the [             Variable Annuity] will only offer three of the four GLWB Riders, and will not offer the T-Note Tracker GLWB Rider. Two defined terms associated with the T-Note Tracker GLWB Rider, 10 Year Treasury Yield and Interest Rate Reset, have also been removed.

5. Renaming of the GLWB Riders and associated terms.  The three GLWB Riders offered by the [             Variable Annuity] are renamed relative to Smart Track II - 5 Year. The Lifetime Income Lock Fixed GLWB Rider is renamed the Great-West Secure Income Foundation GLWB Rider. The Roll-Up Fixed GLWB Rider is renamed the Great-West Secure Income Plus GLWB Rider. And the Enhanced Withdrawal Fixed GLWB Rider is renamed the Great-West Secure Income Max GLWB Rider. Furthermore, two of the terms associated with these GLWB Riders have been renamed. The roll-up rate associated with the former Roll-Up Fixed GLWB Rider is renamed the Accumulation Credit. And the bonus rate associated with the former Enhanced Withdrawal Fixed GLWB Rider is renamed the Distribution Credit.

6. Appendix A list of investment options.  The list of investment options, investment managers, and investment objectives has been moved to an appendix to the prospectus to reduce clutter and simplify disclosures.

7. Additional Covered Funds.  The [             Variable Annuity] will offer additional Covered Funds in the Income Strategy in connection with the GLWB Riders. While Smart Track II - 5 Year only offers a single Covered Fund, the Great-West SecureFoundation Balanced Fund, the [             Variable Annuity] will also offer the Great-West Conservative Profile I Fund, Great-West Moderate Profile I Fund, and the Great-West Moderately Conservative Profile I Fund as investment options in connection with the GLWB Riders.

8. Contract and Rider fee changes.  It is expected that the [             Variable Annuity] will have lower Contract and Rider fees relative to Smart Track II - 5 Year. The fees associated with the Contract, including the Mortality and Expense Risk Charge and the optional GLWB Rider fees, have been bracketed pending further market research. All Contract and Rider fees will be provided in a pre-effective amendment before requesting acceleration.

9. Investment option changes.  Because we expect the [             Variable Annuity] will have lower fees relative to Smart Track II - 5 Year, the investment options and share classes available under the Investment Strategy have been bracketed pending further market research. All investment options and share classes will be provided in a pre-effective amendment before requesting acceleration.

IV. Timetable for Effectiveness

It is Great-West’s intention to begin marketing [             Variable Annuity] on or about September 1, 2016. Accordingly, we would greatly appreciate the Commission staff’s efforts in processing the Registration Statement in keeping with the proposed launch date for [             Variable Annuity].

At the appropriate time, Registrant and its principal underwriter will request acceleration of the effectiveness of the Registration Statement pursuant to Rule 461 of the Securities Act.

Please direct any question or comment regarding the Registration Statement to me at (303) 737-0415 or at brian.stallworth@greatwest.com.

Sincerely yours,

/s/ Brian Stallworth

Brian Stallworth

Counsel

cc:  Patrick F. Scott, Esq.

Division of Investment Management, Disclosure Review Office No. 3.